KJ 3/24

04017533

CM 3.23

SECURI[...] [...]MMISSION
[...]gton, D.C. 20549

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SEC FILE NUMBER
8- 051771

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 27 2004
516

NAME OF BROKER-DEALER:

JEFFERIES PARTNERS OPPURTUNITY FUND II LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE METRO CENTER, ONE STATION PLACE, THREE NORTH
(No. and Street)

STAMFORD	CONNECTICUT	06902-6800
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. WELCH — (203) 708-5800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 SOUTH GRAND AVENUE, SUITE 2000	LOS ANGELES	CALIFORNIA	90071-1568
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

KJ 3/24

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ROBERT J. WELCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEFFERIES PARTNERS OPPORTUNITY FUND II, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

JANE R. SEVERO
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

JEFFERIES PARTNERS OPPORTUNITY FUND II, LLC

(SEC Identification No. 8-51771)

Statements of Financial Condition

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5
as a public document.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Members
Jefferies Partners Opportunity Fund II, LLC:

We have audited the accompanying statements of financial condition of Jefferies Partners Opportunity Fund II, LLC (the Fund) as of December 31, 2003 and 2002. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. Audits of statements of financial condition include examining, on a test basis, evidence supporting the amounts and disclosures in those statements of financial condition. Audits of statements of financial condition also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Jefferies Partners Opportunity Fund II, LLC as of December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 26, 2004, except as to note 8
of the notes to the financial statements,
which is as of February 13, 2004.

JEFFERIES PARTNERS OPPORTUNITY FUND II, LLC

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	59,494,963	51,922,332
Receivable from affiliated brokers and dealers		7,726,682	8,674,598
Securities owned		91,758,964	106,371,906
Other assets		2,567,342	1,505,781
Total assets	$	161,547,951	168,474,617
Liabilities and Members' Equity			
Securities sold, not yet purchased	$	2,601,400	1,907,586
Payable to affiliated brokers and dealers		9,194,501	16,274,366
Payable to Jefferies & Company, Inc.		639,504	540,078
Accrued expenses and other liabilities		201,740	102,347
Total liabilities		12,637,145	18,824,377
Members' equity:			
Members' capital, net		126,255,099	126,255,099
Retained earnings		22,655,707	23,395,141
Total members' equity		148,910,806	149,650,240
Total liabilities and members' equity	$	161,547,951	168,474,617

See accompanying notes to statements of financial condition.

(1) Summary of Significant Accounting Policies

Jefferies Partners Opportunity Fund II, LLC (the Fund) is a Delaware limited liability company. The Fund commenced operations on January 19, 2000. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies & Company, Inc. (Jefferies). The Fund employs a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund acquires, actively manages, and trades a diverse portfolio of primarily noninvestment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the Manager). The Fund participates in the trading and investment activities of the High Yield Department on a pari passu basis with Jefferies. To permit such participation, the Fund has been registered as a broker-dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund will be in effect until January 18, 2007, unless extended for up to three successive one-year terms by the vote of the Manager and a majority of the member interests.

The Fund, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds, which are part of the cash management activities of the Fund, and generally mature within 90 days. At December 31, 2003 and 2002, such cash equivalents amounted to $57,820,030 and $50,687,097, respectively.

(b) Fair Value of Financial Instruments

Substantially all of the Fund's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased, are valued at quoted market prices, if available. For securities without quoted prices, the reported fair value is estimated by using various sources of information, including quoted prices for comparable securities.

(c) Securities Transactions

The Fund records its securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at market.

(Continued)

(d) ***Contributions***

Capital contributions are recorded net of placement fees. Each member is charged a one-time placement fee of 1% of gross contributions.

(e) ***Federal and State Income Taxes***

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. Therefore, no provision for income taxes has been made in the Fund's financial statements. For tax purposes, income or losses are included in the tax returns of the members.

(f) ***Allocation of Income and Expense***

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund, until the total allocation equals the aggregate member preferred return of 8% of contributed capital. All remaining income and expense are allocated 80% to the members and 20% to the Manager.

(g) ***Commitments***

As of December 31, 2003, the Company had unfunded commitments of $1,435,715 under a revolving credit facility. On January 15, 2004, the Fund sold the revolving credit facility and the remaining unfunded commitments.

(h) ***Use of Estimates***

Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the statements of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(2) Receivable from, and Payable to, Affiliated Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, affiliated brokers and dealers as of December 31, 2003 and 2002:

		2003	2002
Receivable from affiliated brokers and dealers:			
Securities failed to deliver	$	4,742,178	8,262,962
Securities borrowed		1,642,040	324,780
Other		1,342,464	86,856
	$	7,726,682	8,674,598
Payable to affiliated brokers and dealers:			
Securities failed to receive	$	9,159,503	8,700,819
Other		34,998	7,573,547
	$	9,194,501	16,274,366

The Fund borrows securities to cover short sales, from which the Fund derives interest revenue. See note 5.

(3) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2003 and 2002:

At December 31, 2003:

		Securities owned	Securities sold, not yet purchased
Corporate debt securities	$	76,461,843	2,601,400
Corporate equity securities		15,297,121	—
	$	91,758,964	2,601,400

At December 31, 2002:

		Securities owned	Securities sold, not yet purchased
Corporate debt securities	$	92,563,394	1,907,586
Corporate equity securities		13,808,512	—
	$	106,371,906	1,907,586

(Continued)

(4) Revolving Credit Facility

In June 2003, the Fund renewed a revolving credit facility agreement to be used in connection with the Fund's investing activities. At December 31, 2003 and 2002, $85,200,000 was available under the terms of the revolving credit facility agreement. The revolving credit facility expires in June 2004, but provides for annual extensions. Advances under this facility bear interest at the lender's commercial paper rate plus 115 basis points. The Fund incurs a liquidity fee on the total amount available under the revolving credit facility. During the years ended December 31, 2003 and 2002, the Fund borrowed, and subsequently repaid, $5,625,000 and $16,400,000, respectively, under the revolving credit facility. At December 31, 2003 and 2002, there were no outstanding balances under the revolving credit facility.

The Fund incurred costs in securing the revolving credit facility. These costs have been capitalized and are being amortized over seven years. At December 31, 2003 and 2002, the net unamortized costs of $331,903 and $439,548, respectively, are included in other assets.

(5) Related Party Transactions

At December 31, 2003 and 2002, members' capital included an investment in the Fund by Jefferies of $27,159,268. Additionally, Jefferies, in its capacity as Manager, contributed $1,000 of capital for the right to participate in 20% of the Fund's earnings in excess of an 8% preferred return paid to the members.

At December 31, 2003 and 2002, receivable from affiliated brokers and dealers included $6,084,642 and $8,349,818, respectively, due from Jefferies and $1,642,040 and $324,780, respectively, due from Helfant Group, Inc., an affiliate of Jefferies.

The Fund receives interest income from Helfant Group, Inc. related to stock borrow transactions.

At December 31, 2003 and 2002, payable to affiliated brokers and dealers included $9,194,501 and $16,274,366, respectively, due to Jefferies.

At December 31, 2003 and 2002, payable to Jefferies of $639,504 and $540,078, respectively, is for amounts due for direct trading expenses and general and administrative expenses. The Fund reimburses Jefferies for general and administrative expenses based on the Fund's pro rata portion of actual charges incurred.

In 2003, the Fund was charged interest by Jefferies related to securities failed to receive. In 2002, the Fund was not charged interest related to securities failed to receive.

Jefferies, in its capacity as Manager, receives a management fee equal to 1% per annum of the sum of 100% of the average balance of securities owned and 98% of the average balance of securities sold, not yet purchased.

(Continued)

(6) Financial Instruments

(a) *Off-Balance Sheet Risk*

The Fund has contractual commitments arising in the ordinary course of business for securities sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Fund's statements of financial condition.

(b) *Credit Risk*

In the normal course of business, the Fund is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Fund seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

(c) *Concentration of Credit Risk*

The Fund's activities are executed exclusively with Jefferies. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Fund seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(7) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Fund has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Fund maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2003, the Fund had net capital of $80,211,549, which was $79,961,549 in excess of required net capital.

(8) Subsequent Event

On February 13, 2004, the Fund made a distribution to the Fund members of $21,050,538.